EXHIBIT 12

Honeywell International Inc.

Statement RE: Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended

September 30, 2016

(Dollars in millions)

Determination of Earnings:
Income before taxes	$5,015
Add (Deduct):
Amortization of capitalized interest	14
Fixed charges	287
Equity income, net of distributions	(23)
Total earnings, as defined	$5,293

Fixed Charges:
Rents(a)	$35
Interest and other financial charges	252
287
Capitalized interest	17
Total fixed charges	$304

Ratio of Earnings to Fixed Charges	17.41

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.